Exhibit 99.2

NetEase, Inc.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 25, 2020

PROXY STATEMENT

General

The board of directors of NetEase, Inc. (the “Company” or “we”) is soliciting proxies for use at the 2020 Annual General Meeting of Shareholders to be held on September 25, 2020 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The 2020 Annual General Meeting of Shareholders will be held at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the 2020 Annual General Meeting of Shareholders. All officers and agents of the Company reserve the right to refuse any person entry to the 2020 Annual General Meeting of Shareholders venue, or to instruct any person to leave the 2020 Annual General Meeting of Shareholders venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the 2020 Annual General Meeting of Shareholders.

We intend to hold the 2020 Annual General Meeting of Shareholders in person at the location specified above. However, we are actively monitoring the COVID-19 pandemic, and are sensitive to the public health and travel concerns our shareholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the 2020 Annual General Meeting of Shareholders at the time or the location specified above, we will announce on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) alternative arrangements for the meeting as promptly as practicable. Please monitor our website, and the websites of the U.S. Securities and Exchange Commission and Hong Kong Exchanges and Clearing Limited for updated information. If you are planning to attend the 2020 Annual General Meeting of Shareholders, please check the websites one week prior to the meeting date. As always, we encourage you to vote your shares by proxy (for holders of ordinary shares) or voting instruction (for holders of ADSs) prior to the 2020 Annual General Meeting of Shareholders.

This proxy statement is available to shareholders beginning on August 28, 2020 and the voting instruction card is being mailed to holders of our American depositary shares, known as ADSs on or about September 2, 2020.

Record Date and Share Ownership

Holders of record of our ordinary shares as of the close of business, Hong Kong time, on August 26, 2020 are entitled to vote and attend the 2020 Annual General Meeting of Shareholders and any adjournment or postponement thereof. In order to be eligible to vote and attend the 2020 Annual General Meeting of Shareholders, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with our branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited by 4:30 p.m., Hong Kong time, on August 26, 2020.

Holders of record of ADSs as of the close of business, New York time, on August 26, 2020 are entitled to execute and submit voting instructions to The Bank of New York Mellon, as depositary. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for ordinary shares on August 26, 2020, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those ordinary shares as of the record date applicable to holders of ordinary shares for the purpose of determining the eligibility to vote and attend the 2020 Annual General Meeting of Shareholders.

Quorum

The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the 2020 Annual General Meeting of Shareholders.

Voting and Solicitation

Each ordinary share issued and outstanding as of the close of business, Hong Kong time, on August 26, 2020 is entitled to one vote. Voting by holders of ordinary shares at the 2020 Annual General Meeting of Shareholders will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The solicitation materials are available on the Company’s website (http://ir.netease.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2020 Annual General Meeting of Shareholders in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted in the proxy holder’s discretion. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal.

Holders of record of ordinary shares registered on our branch register of members in Hong Kong (“Hong Kong register”) may either (1) attend the 2020 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by mail or by hand to Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on September 23, 2020.

Holders of record of ordinary shares registered on our principal register of members in the Cayman Islands (“Cayman register”) may either (1) attend the 2020 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on September 23, 2020.

Holders of record of ordinary shares registered on our Hong Kong register or Cayman register wishing to attend the 2020 Annual General Meeting of Shareholders in person to vote must present valid proof of identification.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution must return a voting instruction form to their brokerage firm, bank or other financial institution to have their shares voted on their behalf. Please contact your brokerage firm, bank or other financial institution for information on how to do so.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution who wish to attend the 2020 Annual General Meeting of Shareholders and/or vote in person should contact their brokerage firm, bank or other financial institution to arrange for such attendance and bring valid proof of identification to the 2020 Annual General Meeting of Shareholders.

Voting by Holders of American Depositary Shares

Holders of record of ADSs are not entitled to vote at the 2020 Annual General Meeting of Shareholders but can execute and submit voting instructions to The Bank of New York Mellon, as depositary of the ADSs.

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card and a notice of meeting providing to ADS holders information with regard to the 2020 Annual General Meeting of Shareholders and a statement and instructions as to voting by ADS holders on or about September 2, 2020. If you wish to have The Bank of New York Mellon, through its nominee or nominees, vote the ordinary shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the 2020 Annual General Meeting of Shareholders.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the 2020 Annual General Meeting of Shareholders the amount of ordinary shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2020 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions , (2) the enclosed ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on September 17, 2020, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2020 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Revocability of Proxies

Any proxy given by a holder of ordinary shares pursuant to this solicitation may be revoked by the person giving it at any time before its use by:

•            holders of ordinary shares registered on our Hong Kong register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by mail or hand to Computershare Hong Kong Investor Services Limited pursuant to the instructions above, which should be received by 10:00 a.m., Hong Kong time, on September 23, 2020;

•            holders of ordinary shares registered on our Cayman register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by e-mail to ir@service.netease.com pursuant to the instructions above by 10:00 a.m., Hong Kong time, on September 23, 2020; or

•            attending the 2020 Annual General Meeting of Shareholders and voting in person for holders of ordinary shares registered on our Hong Kong or Cayman registers. Attendance at the 2020 Annual General Meeting of Shareholders in and of itself does not revoke a prior proxy.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution and holders of ADSs who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or our depositary, The Bank of New York Mellon, as applicable, for information on how to do so.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2021 Annual General Meeting of Shareholders must be received by March 31, 2021 at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Chief Financial Officer. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ORDINARY RESOLUTION

ELECTION OF DIRECTORS

The board of directors has nominated all of our seven current directors for re-election at the 2020 Annual General Meeting of Shareholers. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages and the principal positions with the Company held by them are as follows:

Name	Age	Position
William Lei Ding	48	Director and Chief Executive Officer
Alice Yu-Fen Cheng (1)	58	Director
Denny Ting Bun Lee	52	Director
Joseph Tze Kay Tong (1)	57	Director
Lun Feng	60	Director
Michael Man Kit Leung (1)	66	Director
Michael Sui Bau Tong	49	Director

(1)        Member of the audit, compensation and nominating committees.

Directors Nominated for Election at the 2020 Annual General Meeting of Shareholders

Lei Ding, also known as William Lei Ding, our founder, has served as our director since July 1999 and as our chief executive officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our chief architect, and from June 2001 until September 2001, he served as our acting chief executive officer and acting chief operating officer. From July 1999 until March 2001, Mr. Ding served as co-chief technology officer, and from July 1999 until April 2000, he also served as our interim chief executive officer. Mr. Ding established Guangzhou NetEase Computer System Co., Ltd. and Shanghai EaseNet Network Technology Co., Ltd., our affiliates, in June 1997 and January 2008. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Alice Yu-Fen Cheng, also known as Alice Cheng, has served as our director since June 2007. Ms. Cheng has been the chief financial officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment, since May 2005. From 2010 to 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From 2002 to 2005, Ms. Cheng served as financial controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of financial controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Masters of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Denny Ting Bun Lee, also known as Denny Lee, has served as our director since April 2002. Mr. Lee previously served as our chief financial officer from April 2002 until June 2007 and our financial controller from November 2001 until April 2002. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee graduated with a Professional Diploma in Accounting from the Hong Kong Polytechnic University in November 1990, and is a member of the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of New Oriental Education & Technology Group Inc., (stock code: EDU), Concord Medical Services Holdings Limited (stock code: CCM), NIO Inc. (stock code: NIO), and Jianpu Technology Inc. (stock code: JT), which are listed on the New York Stock Exchange, as well as China Metal Resources Utilization Limited, which is listed on the Hong Kong Stock Exchange (stock code: 1636).

Joseph Tze Kay Tong, also known as Joseph Tong, has served as our director since March 2003. Mr. Tong has been a director of Parworld Investment Management Limited, which provides financial and investment advisory services, since January 2003. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and mainland China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and mainland China which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-commerce director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants, an associate member of the Hong Kong Institute of Certified Public Accountants.

Lun Feng has served as our director since July 2005. Mr. Feng served as the chairman and/or director of Vantone Holdings Co., Ltd., a private real estate investment company in China, from 1993 to 2017. Mr. Feng currently is the executive director of Beijing Sifang Yufeng Investment Co., Ltd, an investment firm in China. Mr. Feng serves as an independent director on the boards of Youzu Interactive Co., Ltd. (stock code: 002174), which is listed on the Shenzhen Stock Exchange, as well as Bank of Xi’An Co., Ltd. (stock code: 600928) and Shanghai Xinnanyang Only Education & Technology Co., Ltd. (stock code: 600661), both of which are listed on the Shanghai Stock Exchange. Mr. Feng was an independent non-executive director on the board of China Everbright Bank Company Limited (stock code: 6818), a company dual listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, until July 2019; Mr. Feng continues to perform his duties on the board of this listed company until the qualifications of the succeeding independent non-executive director are approved by the China Banking and Insurance Regulatory Commission. Mr. Feng was also an independent non-executive director of Haitong Securities Co., Ltd. (stock code: 6837) from December 2014 to June 2019. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party, and a Bachelor of Arts in Economics from Northwest University.

Michael Man Kit Leung, also known as Michael Leung, has served as our director since July 2002. Mr. Leung is currently a responsible officer of Grand Moore Capital Limited since September 2019. Mr. Leung was appointed executive director of Unitas Holdings Limited (stock code: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P, in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (stock code: 1132) and Luye Pharma Group Ltd. (stock code: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (stock code: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung was previously an independent non-executive director and chairman of the audit committee of China Electronics Optics Valley Union Holding Company Limited (stock code: 0798) from March 2014 to May 2020 and China Huiyuan Juice Group Limited (stock code: 1886) from 2012 to 2019, both of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

Michael Sui Bau Tong, also known as Michael Tong, has served as our director since December 1999. Mr. Tong joined our company as an executive from 2003 to 2009 and served as our co-chief operating officer from 2004 to 2009. Mr. Tong is an independent non-executive director and chairman of the audit committee of Koolearn Technology Holding Limited (stock code: 1797), a company listed on the Hong Kong Stock Exchange. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

ORDINARY RESOLUTION

RATIFICATION OF AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers (collectively, “PWC”) be appointed as our auditors for the year ending December 31, 2020 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively. Our board of directors first appointed PricewaterhouseCoopers Zhong Tian LLP as our independent auditor for U.S. financial reporting purposes in 2002 and PricewaterhouseCoopers as our auditor and reporting accountant for Hong Kong financial reporting purposes in 2020.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different auditor at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and shareholders.

A representative of PWC is expected to be present at the 2020 Annual General Meeting of Shareholders, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Proposal 2 will be approved by a majority of the votes present in person or represented by proxy and entitled to vote.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS

AS OUR AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2020 FOR U.S. FINANCIAL REPORTING AND HONG KONG FINANCIAL REPORTING PURPOSES, RESPECTIVELY.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PWC before that firm is retained for such services. The pre-approval procedures are as follows:

1)             Any audit or non-audit service to be provided to us by the auditor must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

2)             The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)             Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, Attention: Chief Financial Officer.

2)             Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)             The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on the Company’s website http://ir.netease.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of the Company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of NetEase, Inc. at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which permit or require companies to make available their annual report to shareholders on or through the Company’s website, we post our annual reports on our website. Our annual reports are also filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2019 annual report by visiting our website (http://ir.netease.com) or the website of the U.S. Securities and Exchange Commission (www.sec.gov).

OTHER MATTERS

We know of no other matters to be submitted to the 2020 Annual General Meeting of Shareholders. If any other matters properly come before the 2020 Annual General Meeting of Shareholders, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

William Lei Ding
Member of the Board of Directors and Chief Executive Officer

August 28, 2020

Hangzhou, China